SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------


                                    FORM 11-K



(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to _____________

Commission File Number 1-8323

                          ---------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     CIGNA 401(k) Plan
     (formerly Savings and Investment Plus Plan)
     Two Liberty Place, 17th Floor
     1601 Chestnut Street
     P.O. Box 7716
     Philadelphia, PA  19192

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     CIGNA Corporation
     One Liberty Place
     1650 Market Street
     Philadelphia, PA  19192

                              Required Information
                              --------------------

Financial statements and schedules for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, appear on pages 11-K-3 through 11-K-20 of this Annual Report on Form 11-K.



                                                                          11-K-2

                                CIGNA 401(k) PLAN

                              (formerly Savings and
                              Investment Plus Plan)

                            Financial Statements and
                             Supplemental Schedules

                           December 31, 1998 and 1997




                                                                          11-K-3

                                CIGNA 401(k) PLAN

                                TABLE OF CONTENTS



                                                                            Page
                                                                            ----

Report of Independent Accountants                                             1


Financial Statements

     Statements of Net Assets Available for Benefits                          2

     Statements of Changes in Net Assets Available for Benefits               3

     Notes to Financial Statements                                            4


Supplemental Schedules

     Schedule of Assets Held for Investment Purposes                         14

     Schedule of Reportable Transactions                                     15

     Schedule of Loans in Default                                            16


                                                                          11-K-4

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the CIGNA 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Reportable Transactions and Loans in Default are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 22, 1999



                                                                          11-K-5

                                     CIGNA 401(k) PLAN
                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                           As of
                                                                       December 31,
                                                                 1998                1997
                                                                 ----                ----
                                                                       (In thousands)
Assets

Investments, at fair value

      Fixed Income Fund                                       $  935,011        $  886,053

      CIGNA Stock Fund                                           248,735           162,070

      Pooled separate accounts of Connecticut
      General Life Insurance Company:

          Fidelity Advisor Growth Opportunities Fund             341,284           300,218

          Stock Market Index Fund                                226,927           144,841

          Founders Growth Fund                                    73,535            44,028

          Warburg Pincus Advisor Emerging Growth Fund             30,599            28,040

          International Equity Fund                               26,583            29,733

          Barclays Equity Market Index Fund                       12,710                --

          State Street Global Advisors EAFE Index Fund            10,228                --

          Templeton Foreign Fund                                   6,298                --

          INVESCO Total Return Fund                                   --            28,036

      Participant Loans                                           50,827            50,648
                                                              ----------        ----------
                                                               1,962,737         1,673,667
Employer's contributions receivable                                8,939                --
                                                              ----------        ----------
Net assets available for benefits                             $1,971,676        $1,673,667
                                                              ==========        ==========

        The Notes to Financial Statements are an integral part of these statements.

                                            -2-                                 11-K-6

                                    CIGNA 401(k) PLAN

                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                               For the Years Ended
                                                                    December 31,
                                                             1998                 1997
                                                             ----                 ----
                                                                  (In thousands)
Investment income

    Interest and dividends                               $    66,753         $    64,915

    Net appreciation in fair value of CIGNA stock             58,810              29,912

    Net investment gain from separate accounts               134,792             112,262
                                                         -----------         -----------

       Total investment income                               260,355             207,089
                                                         -----------         -----------
Contributions

    Employees' contributions                                  84,173              76,321

    Employer's contributions                                  38,279              28,609

    Rollover contributions                                     6,259               6,458
                                                         -----------         -----------

        Total contributions                                  128,711             111,388
                                                         -----------         -----------
Benefits paid                                               (137,294)            (90,274)
                                                         -----------         -----------

Net increase                                                 251,772             228,203

Transfers from other plans                                    46,237                  --

Net assets available for benefits

    Beginning of year                                      1,673,667           1,445,464
                                                         -----------         -----------

    End of year                                          $ 1,971,676         $ 1,673,667
                                                         ===========         ===========


      The Notes to Financial Statements are an integral part of these statements.

                                           -3-                                  11-K-7

                                CIGNA 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Description of the Plan

The following description of the CIGNA 401(k) Plan (formerly called the Savings and Investment Plus Plan) (the Plan) provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the Summary Plan Description and Prospectus. Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries who complete at least one year of eligible service (as defined by the Plan) can participate in the Plan, a defined contribution plan.

Effective January 1, 1999, the one-year of eligible service requirement was eliminated for enrolling in the Plan. Newly hired employees may enroll in the Plan immediately. However, only participants who have completed one year of eligible service may receive employer-matching contributions, as described below.

Employee Contributions
----------------------

The Plan permits tax-deferred contributions to a maximum of 16% of a participant's eligible earnings. Eligible earnings were limited to $160,000 in 1998 and 1997. Tax-deferred contributions are accomplished by means of an employee's election, pursuant to Section 401(k) of the Internal Revenue Code
(IRC), to have an amount withheld by the employer from the employee's compensation, and for the employer to remit to the employee's plan account an amount equal to such withholding. Tax-deferred contributions are also referred to as "employee contributions." Under the IRC, tax-deferred contributions were limited to $10,000 and $9,500 in 1998 and 1997, respectively. To comply with anti-discrimination provisions, tax-deferred contributions for highly compensated employees were effectively limited to 6.4% and 7% of eligible earnings in 1998 and 1997, respectively. Employee contributions may be invested in any combination of several funds.

Employer Contributions
----------------------

CIGNA offers two kinds of matching contributions - the regular match, which is a 50% match of any participant's contributions up to 6% of eligible earnings and, beginning with the 1998 plan year, the variable match, which is determined annually and is discretionary. The variable match may be up to two percent of a participant's eligible earnings and is invested in the CIGNA Stock Fund. For most participants, a variable matching contribution for 1998 was approved of up to 1% of participants' eligible earnings. In addition, effective April 1, 1999, half of the regular matching contributions for most participants are invested in the CIGNA Stock Fund. Employer contributions that are required to be invested in the CIGNA Stock Fund (i.e. non-participant directed contributions) and the related investment earnings cannot be transferred to any of the Plan's other investment funds until termination of employment or attainment of age 55. The portion of matching contributions which are not required to be invested in the CIGNA Stock Fund are invested automatically in the same manner as participants' own contributions.

These matching contributions are collectively referred to as "employer contributions."


                                      -4-                                 11-K-8

                                CIGNA 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

Rollover Contributions
----------------------

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other employer-sponsored, tax qualified pension or profit sharing plans. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Vesting
-------

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service. Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year period. Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan. Employer contributions and related investment earnings are fully vested upon an employee's attainment of age 65, death or total and permanent disability. Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated. Upon termination of a participant's employment that portion of employer contributions and related investment earnings which are not vested are forfeited. Forfeited amounts are used to reduce future employer contributions. Forfeitures of approximately $1,200,000 and $605,000 were used to reduce employer contributions in 1998 and 1997, respectively.

Participant Loans
-----------------

The Plan permits participants to borrow a portion of their account, subject to certain limitations, at an annual rate of interest with a specified repayment period. The minimum amount that can be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant's vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant's primary residence. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant's account balance. Generally, loan repayments are made by payroll deduction. Both the interest and principal portions of every repayment are allocated to the participant account according to the investment election in effect at the time of the repayment. The interest portion of every repayment is added to the participant's account balance as earnings. If a default occurs, the amount of the outstanding loan balance is treated as a distribution to the participant. The defaulting participant is subject to immediate taxation on the taxable portion of the defaulted amount, including a possible 10% penalty tax. As soon as permitted by law, the loan account balance is reduced to zero and the participant's account balance is reduced by the amount of the defaulted loan.

                                       -5-                                11-K-9

                                CIGNA 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

Payment of Benefits
-------------------

Participants may withdraw funds subject to the requirements of the Plan, and such withdrawals may be subject to immediate taxation and a possible 10% penalty tax.

On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance, monthly installments for up to 30 years, an annuity, or a combination of these forms. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in CIGNA common stock.

Transfers from Other Plans
--------------------------

In February 1998, assets of approximately $46 million were transferred into the Plan from the Healthsource Retirement Savings Plan and Trust in connection with the merger of the plans.

Investments
-----------

During the periods presented, the Plan included the funds described below. Some of the funds are pooled with investments made by other benefit plans or investors in separate accounts. Participants may transfer assets among the funds, subject to certain restrictions.

o   Fixed Income Fund - Contributions to this investment option are invested in
    -----------------
    a group fixed annuity contract issued by Connecticut General Life Insurance Company (CGLIC), a CIGNA subsidiary. CGLIC guarantees the principal and accumulated interest of all monies deposited. An annual rate of interest is declared in advance and subject to change.

o   CIGNA Stock Fund - Contributions to this investment option are invested in
    ----------------
    shares of CIGNA common stock. Such shares presently are purchased on the open market but may be acquired directly from CIGNA. From time to time, a portion of CIGNA Stock Fund assets may be invested in short-term investments.

o   Fidelity Advisor Growth Opportunities Fund - Contributions to this
    ------------------------------------------
    investment option are invested in Separate Account 55A of CGLIC. All the assets of this pooled account are invested in Class T shares of the Fidelity Advisor Growth Opportunities Fund, a mutual fund. The fund's objective is long-term capital growth. The fund's portfolio consists primarily of common stocks or securities convertible into common stocks.

o   Stock Market Index Fund - Contributions to this investment option are
    -----------------------
    invested in Separate Account B of CGLIC, a pooled common stock fund. The fund's objective is to match the performance of the Standard & Poor's 500 Composite Stock Price Index. On April 1, 1999, the name of the fund was changed to the Charter Large Company Stock Index Fund. The fund's objective did not change.

                                      -6-                                11-K-10

                                CIGNA 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS


o   Founders Growth Fund - Contributions to this investment option are invested
    ----------------------
    in Separate Account 55JR of CGLIC. All the assets of this pooled account are invested in the Founders Growth Fund, a mutual fund. The fund's objective is long-term capital growth. The fund's portfolio consists primarily of common stocks of high-quality growth companies.

o   Warburg Pincus Advisor Emerging Growth Fund - Contributions to this
    ---------------------------------------------
    investment option are invested in Separate Account 55G of CGLIC. All the assets of this pooled account are invested in the Warburg Pincus Advisor Emerging Growth Fund, a mutual fund. The fund's objective is maximum capital appreciation. The fund's portfolio consists primarily of common stocks or warrants of small to medium-sized domestic companies with emerging or renewed growth potential.

o   International Equity Fund - Contributions to this investment option are
    ---------------------------
    invested in Separate Account I of CGLIC, a pooled common stock fund. The fund's objective is to invest primarily in stocks of a diversified group of non-U.S. companies that have the potential to provide superior returns.

o   Barclays Equity Market Index Fund - Contributions to this investment option
    ---------------------------------
    began January 1, 1998 and are invested in Separate Account BGI of CGLIC. All the assets of this pooled account are invested in the Barclays Daily Extended Equity Market Fund, a commingled trust fund. The fund's objective is to approximate the performance of the Barclays Extended Market Index.

o   State Street Global Advisors EAFE Index Fund - Contributions to this
    --------------------------------------------
    investment option began January 1, 1998 and are invested in Separate Account 55A1 of CGLIC. All the assets of this pooled account are invested in the State Street Global Advisors EAFE Index Fund, a commingled trust fund. The fund's objective is to match the total return of the Morgan Stanley Capital International Europe, Australia and Far East (EAFE) Index.

o   Templeton Foreign Fund - Contributions to this investment option began
    ----------------------
    January 1, 1998 and are invested in Separate Account 55HS of CGLIC. All the assets of this pooled account are invested in Class I shares of the Templeton Foreign Fund, a mutual fund. The fund's objective is to provide long-term capital growth by investing in stocks and, to a lesser extent, debt obligations of companies and governments outside of the U.S.

o   INVESCO Total Return Fund - This investment option was eliminated from the
    -------------------------
    Plan on February 27, 1998. Any balances in the fund on this date were transferred into the Fixed Income Fund. Contributions to this investment option were invested in Separate Account 55K of CGLIC. All the assets of this pooled account were invested in the INVESCO Total Return Fund, a mutual fund.

o   INVESCO Industrial Income Fund - This investment option was eliminated from
    ------------------------------
    the Plan on January 31, 1997. Any balances in the fund on this date were transferred into the Stock Market Index Fund. Contributions to this investment option were invested in Separate

                                      -7-                                11-K-11

                                CIGNA 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS


    Account 55J of CGLIC. All the assets of this pooled account were invested in the INVESCO Industrial Income Fund, a mutual fund.

Subsequent Investment Changes
-----------------------------

On April 1, 1999, the Plan added six new investment funds.

o   Charter High Yield Bond Fund - Contributions to this investment option are
    ----------------------------
    invested in Separate Account 70 of CGLIC, a pooled fixed income fund. The fund's objective is to maximize total return from a bond portfolio. The fund's portfolio consists primarily of publicly-traded U.S. corporate bonds that are below investment grade.

o   Charter Large Company Growth Fund - Contributions to this investment option
    ---------------------------------
    invested in Separate Account CG of CGLIC, a pooled common stock fund. The fund's objective is capital appreciation by investing in companies with large market capitalization and strong growth prospects.

o   Charter Midsize Company Growth Fund - Contributions to this investment
    -----------------------------------
    option are invested in Separate Account MCG of CGLIC, a pooled common stock fund. The fund's objective is capital appreciation by investing in medium size U.S. companies.

o   Charter Small Company Growth Fund - Contributions to this investment option
    ---------------------------------
    are invested in Separate Account FTF of CGLIC, a pooled common stock fund. The fund's objective is long-term capital appreciation by investing in growing companies involved in new product development and technological breakthroughs.

o   Charter Small Company Value Fund - Contributions to this investment option
    --------------------------------
    are invested in Separate Account BSC of CGLIC, a pooled common stock fund. The fund's objective is long-term capital appreciation by investing in small U.S. companies thought to be undervalued.

o   Charter Foreign Stock II Fund - Contributions to this investment option are
    -----------------------------
    invested in Separate  Account BIA of CGLIC,  a pooled common stock fund. The
    fund's  objective  is  long-term   capital   appreciation  by  investing  in
    well-established companies located outside the U.S.

In June 1999, the Plan will eliminate five investment funds: the Fidelity Advisor Growth Opportunities Fund, the Founders Growth Fund, the International Equity Fund, the Templeton Foreign Fund and the Warburg Pincus Advisor Emerging Growth Fund. Any balances in these funds on the date they are eliminated from the Plan will be transferred into the Fixed Income Fund.

Plan Termination
----------------

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue contributions or terminate the Plan in whole or in part at any time. If contributions are

                                      -8-                                11-K-12

                                CIGNA 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS


discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and its related regulations.

Plan Trustee
------------

Mellon Bank (East) N.A., Philadelphia, Pennsylvania is the Trustee for the Plan.

Note 2 - Significant Accounting Policies

Basis of Presentation
---------------------

The financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Valuation of Investments
------------------------

Plan investments are reported at fair value. The fair value of the Fixed Income Fund is equivalent to its contract value. Contract value represents the aggregate amount on deposit, including accumulated interest. The fair value of CIGNA common stock is based upon quoted market price. Fair value of CGLIC's separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account. Net investment gain from separate accounts results from the increase in net unit value.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Plan Expenses
-------------

The investment results of all funds except the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. Brokers' commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants' accounts and have been reflected as a reduction of the CIGNA Stock Fund's investment income in these financial statements. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

                                      -9-                                11-K-13

                                                      CIGNA 401(k) PLAN

                                                NOTES TO FINANCIAL STATEMENTS

Note 3 - Changes in Net Assets Available for Benefits by Investment Fund

An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1998 is presented below.


                                                                       Participant - Directed
                                    -------------------------------------------------------------------------------------------
                                                              Fidelity                                  Warburg
                                                               Advisor                                  Pincus
                                                               Growth                                   Advisor
                                       Fixed        CIGNA   Opportunities Stock Market   Founders      Emerging   International
Year Ended December 31, 1998        Income Fund   Stock Fund     Fund      Index Fund   Growth Fund   Growth Fund  Equity Fund
----------------------------        -----------   ----------     ----      ----------   -----------   -----------  -----------
(In thousands)

Investment income
  Interest and dividends             $  59,627    $   3,480    $      --    $      --    $      --    $      --    $      --
  Net appreciation in fair value
    of CIGNA stock                          --       58,810           --           --           --           --           --
  Net investment gain (loss) from
    separate accounts                       --           --       68,083       47,570       12,710        1,178        3,487
                                     ---------    ---------    ---------    ---------    ---------    ---------    ---------

    Total investment income             59,627       62,290       68,083       47,570       12,710        1,178        3,487
                                     ---------    ---------    ---------    ---------    ---------    ---------    ---------

Contributions
  Employees' contributions              29,740       12,300       16,900       11,093        6,247        3,262        2,094
  Employer's contributions               9,907        4,479        6,139        3,871        2,145        1,151          784
  Rollover contributions                 1,237        1,186          954          953          715          452          169
                                     ---------    ---------    ---------    ---------    ---------    ---------    ---------

    Total contributions                 40,884       17,965       23,993       15,917        9,107        4,865        3,047
                                     ---------    ---------    ---------    ---------    ---------    ---------    ---------

Loan principal repayments               10,402        3,340        4,322        2,354        1,228          632          546

Loan interest received - allocated       1,614          527          703          361          197           93           83

Loans issued                           (13,981)      (3,036)      (3,694)      (2,417)        (915)        (387)        (307)

Benefits paid                          (65,276)     (15,165)     (29,315)     (11,705)      (3,500)      (2,843)      (4,048)

Interfund transfers                        470       20,742      (23,028)       9,246       10,672         (979)      (5,958)
                                     ---------    ---------    ---------    ---------    ---------    ---------    ---------

Net increase (decrease)                 33,740       86,663       41,064       61,326       29,499        2,559       (3,150)

Transfers from other plans              15,218            2            2       20,760            8           --           --

Net assets available for benefits
    Beginning of year                  886,053      162,070      300,218      144,841       44,028       28,040       29,733
                                     ---------    ---------    ---------    ---------    ---------    ---------    ---------

    End of year                      $ 935,011    $ 248,735    $ 341,284    $ 226,927    $  73,535    $  30,599    $  26,583
                                     =========    =========    =========    =========    =========    =========    =========

                                                                                                    Non-Participant
                                                       Participant - Directed                          Directed
                                     -------------------------------------------------------------  --------------
                                                  State Street
                                                     Global
                                      Barclays      Advisors                  INVESCO
                                    Equity Market     EAFE      Templeton      Total    Participant  Contributions
Year Ended December 31, 1998         Index Fund   Index Fund  Foreign Fund  Return Fund    Loans      Receivable     Total
----------------------------         ----------   ----------  ------------  -----------    -----      ----------     -----
(In thousands)

Investment income
  Interest and dividends             $      --    $      --    $      --    $      --    $   3,646    $      --   $   66,753
  Net appreciation in fair value
    of CIGNA stock                          --           --           --           --           --           --       58,810
  Net investment gain (loss) from
    separate accounts                      832          917         (597)         612           --           --      134,792
                                     ---------    ---------    ---------    ---------    ---------    ---------   ----------

    Total investment income                832          917         (597)         612        3,646           --      260,355
                                     ---------    ---------    ---------    ---------    ---------    ---------   ----------

Contributions
  Employees' contributions               1,065          532          760          180           --           --       84,173
  Employer's contributions                 362          172          263           67           --        8,939       38,279
  Rollover contributions                   298          105          168           22           --           --        6,259
                                     ---------    ---------    ---------    ---------    ---------    ---------   ----------

    Total contributions                  1,725          809        1,191          269           --        8,939      128,711
                                     ---------    ---------    ---------    ---------    ---------    ---------   ----------

Loan principal repayments                  201          114          129           39      (23,307)          --           --

Loan interest received - allocated          27           19           16            6       (3,646)          --           --

Loans issued                              (166)        (121)         (54)         (24)      25,102           --           --

Benefits paid                             (807)        (887)        (506)        (429)      (2,813)          --     (137,294)

Interfund transfers                      6,475        4,755        6,114      (28,509)          --           --           --
                                     ---------    ---------    ---------    ---------    ---------    ---------   ----------

Net increase (decrease)                  8,287        5,606        6,293      (28,036)      (1,018)       8,939      251,772

Transfers from other plans               4,423        4,622            5           --        1,197           --       46,237

Net assets available for benefits
    Beginning of year                       --           --           --       28,036       50,648           --    1,673,667
                                     ---------    ---------    ---------    ---------    ---------    ---------   ----------
    End of year                      $  12,710    $  10,228    $   6,298    $      --    $  50,827    $   8,939   $1,971,676
                                     =========    =========    =========    =========    =========    =========   ==========


                                                             -10-                                                     11-K-14

                                                      CIGNA 401(k) PLAN

                                                NOTES TO FINANCIAL STATEMENTS

An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1997 is presented below.

                                                                            Participant - Directed
                                                 ------------------------------------------------------------------------------
                                                                             Fidelity                                Warburg
                                                                              Advisor                                Pincus
                                                                               Growth                 Founders       Advisor
                                                    Fixed        CIGNA     Opportunities Stock Market  Growth       Emerging
Year Ended December 31, 1997                     Income Fund   Stock Fund      Fund      Index Fund     Fund       Growth Fund
----------------------------                     -----------   ----------      ----      ----------     ----       -----------
(In thousands)
Investment income
  Interest and dividends                          $  58,541    $   2,926    $      --    $      --    $      --    $      --
  Net appreciation in fair value of CIGNA stock          --       29,912           --           --           --           --
  Net investment gain (loss) from
       separate accounts                                 --           --       65,617       32,244        5,585        3,277
                                                  ---------    ---------    ---------    ---------    ---------    ---------

      Total investment income                        58,541       32,838       65,617       32,244        5,585        3,277
                                                  ---------    ---------    ---------    ---------    ---------    ---------

Contributions
  Employees' contributions                           30,285        9,214       17,699        8,345        3,306        2,250
  Employer's contributions                           11,418        3,489        6,660        3,083        1,176          821
  Rollover contributions                              1,715          754        1,077          894          839          584
                                                  ---------    ---------    ---------    ---------    ---------    ---------

      Total contributions                            43,418       13,457       25,436       12,322        5,321        3,655
                                                  ---------    ---------    ---------    ---------    ---------    ---------

Loan principal repayments                            11,372        2,569        4,316        1,797          770          546

Loan interest received - allocated                    1,755          398          667          270          105           74

Loans issued                                        (18,026)      (2,829)      (4,637)      (1,902)        (613)        (372)

Benefits paid                                       (59,311)      (6,776)     (12,732)      (5,344)        (809)      (1,003)

Interfund transfers                                 (42,977)       9,198       (5,751)      21,353       20,307       12,628
                                                  ---------    ---------    ---------    ---------    ---------    ---------

Net increase (decrease)                              (5,228)      48,855       72,916       60,740       30,666       18,805

Net assets available for benefits
    Beginning of year                               891,281      113,215      227,302       84,101       13,362        9,235
                                                  ---------    ---------    ---------    ---------    ---------    ---------

    End of year                                   $ 886,053    $ 162,070    $ 300,218    $ 144,841    $  44,028    $  28,040
                                                  =========    =========    =========    =========    =========    =========

                                                                Participant - Directed
                                                 ---------------------------------------------------
                                                                INVESCO        INVESCO
                                                 International    Total      Industrial  Participant
Year Ended December 31, 1997                      Equity Fund  Return Fund  Income Fund     Loans        Total
----------------------------                      -----------  -----------  -----------     -----        -----
(In thousands)

Investment income
  Interest and dividends                          $      --    $      --    $      --    $   3,448    $  64,915
  Net appreciation in fair value of CIGNA stock          --           --           --           --       29,912
  Net investment gain (loss) from
       separate accounts                               (872)       6,138          273           --      112,262
                                                  ---------    ---------    ---------    ---------   ----------

      Total investment income                          (872)       6,138          273        3,448      207,089
                                                  ---------    ---------    ---------    ---------   ----------

Contributions
  Employees' contributions                            2,977        2,180           65           --       76,321
  Employer's contributions                            1,134          802           26           --       28,609
  Rollover contributions                                190          401            4           --        6,458
                                                  ---------    ---------    ---------    ---------   ----------

      Total contributions                             4,301        3,383           95           --      111,388
                                                  ---------    ---------    ---------    ---------   ----------

Loan principal repayments                               604          452           10      (22,436)          --

Loan interest received - allocated                      104           73            2       (3,448)          --

Loans issued                                           (600)        (485)         (12)      29,476           --
Benefits paid                                        (1,225)      (1,429)         (32)      (1,613)     (90,274)
Interfund transfers                                  (2,693)      (3,063)      (9,002)          --           --
                                                  ---------    ---------    ---------    ---------   ----------
Net increase (decrease)                                (381)       5,069       (8,666)       5,427      228,203
Net assets available for benefits
    Beginning of year                                30,114       22,967        8,666       45,221    1,445,464
                                                  ---------    ---------    ---------    ---------   ----------

    End of year                                   $  29,733    $  28,036    $      --    $  50,648   $1,673,667
                                                  =========    =========    =========    =========   ==========

                                                       -11-                                             11-K-15

                                CIGNA 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

Note 4 - Tax Status

A favorable determination letter was received from the Internal Revenue Service
(IRS) for the Plan and all Plan amendments through December 31, 1994, indicating that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5 - Related Party Transactions

There are transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, are exempt from detailed reporting under Title I of ERISA. Investments in CGLIC's separate accounts represent investments for which CGLIC has fiduciary responsibility. Investment in the Fixed Income Fund represents participation in the general account assets of CGLIC. CGLIC is the Plan's recordkeeper.

Note 6 - Other Matters

In January 1999, CIGNA entered into an agreement to sell its domestic and international property and casualty businesses to ACE Limited (ACE). The sale, which is subject to U.S. and international regulatory approval and other conditions to closing, is expected to be completed by mid-1999. Participants who become employees of ACE will cease active participation in the Plan and become 100% vested on the closing date. While employed by ACE these participants will have a limited opportunity to close their CIGNA 401(k) accounts, including the option to roll over their accounts to the ACE USA Employee Retirement Savings Plan or to an Individual Retirement Account. Alternatively, participants may choose to keep their accounts in the CIGNA 401(k) Plan. Management cannot reasonably estimate at this time the effect that this pending sale will have on the Plan.

                                      -12-                               11-K-16

                             SUPPLEMENTAL SCHEDULES







                                                                         11-K-17

                                                        CIGNA 401(k) PLAN

                                         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                     As of December 31, 1998

                                                     (Dollars in thousands)

        Identity                                                                                                    Current
        of Party                                  Description                                   Cost                 Value
    ------------------       -------------------------------------------------------        --------------       -------------

*   CGLIC                    Fixed Income Fund                                            $       935,011         $     935,011

*   CIGNA                    CIGNA Stock Fund
                                 CIGNA common stock - 3,204,934 shares                            141,754               247,781
                                 Short-term investments                                                40                    40

*   CGLIC                    Fidelity Advisor Growth Opportunities Fund                           197,713               341,284

*   CGLIC                    Stock Market Index Fund                                              151,882               226,927

*   CGLIC                    Founders Growth Fund                                                  58,667                73,535

*   CGLIC                    Warburg Pincus Advisor Emerging Growth Fund                           27,193                30,599

*   CGLIC                    International Equity Fund                                             23,582                26,583

*   CGLIC                    Barclays Equity Market Index Fund                                     11,854                12,710

*   CGLIC                    State Street Global Advisors EAFE Index Fund                           9,399                10,228

*   CGLIC                    Templeton Foreign Fund                                                 6,772                 6,298

    Participant
    Loans                    5.14% to 12.95%; maturity 1999-2008                                       --                50,827
                                                                                                                   -------------

                                  Total assets held for investment purposes                                           1,961,823

                             Investment income receivable (CIGNA Stock Fund)                                                914
                                                                                                                   -------------

                                                                                                                   $  1,962,737
                                                                                                                   =============

*   - indicates party-in-interest to the Plan


                                                              -14-                                                       11-K-18

                                                     CIGNA 401(k) PLAN

                                            SCHEDULE OF REPORTABLE TRANSACTIONS

                                            For the Year Ended December 31, 1998

                                                       (In thousands)

                                                                                                 Sales
                                                                            -------------------------------------------------
 Party Involved        Description of Asset               Purchases          Proceeds            Cost               Net Gain
 --------------        --------------------               ---------          --------            ----               --------
CGLIC                  Fixed Income Fund                 $   188,692        $   199,361       $   199,361           $     --

CIGNA                  CIGNA Stock Fund                       69,333             41,622            25,226             16,396

CGLIC                  Fidelity Advisor Growth
                       Opportunities Fund                     61,264             88,281            54,991             33,290

CGLIC                  Stock Market Index Fund                92,437             57,921            42,338             15,583


                                                            -15-                                                     11-K-19

                                                     CIGNA 401(k) PLAN

                                                SCHEDULE OF LOANS IN DEFAULT

                                                  As of December 31, 1998

                                                       (In thousands)

                             Original                    Amounts Received                     Unpaid
                            Amounts of                     During 1998                      Balances at            Amounts
      Obligor                 Loans               Principal             Interest            End of Year            Overdue
   -------------            ----------            ------------------------------            -----------           ---------
 Various                      $ 880                 $ 17                   $ 3                 $ 583                 $ 583





                                                           -16-                                                     11-K-20

                                    Exhibits

Exhibits are listed in the Index to Exhibits appearing on page E-1.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            CIGNA 401(k) PLAN



Date:  June 25, 1999                        By: /s/Stewart M. Beltz
                                                --------------------------------
                                                Stewart M. Beltz
                                                Plan Administrator




                                                                         11-K-21

                                Index to Exhibits


Number                   Description                        Method of Filing
------                   -----------                        ----------------

 23                 Consent of Independent                  Filed herewith
                    Accountants



                                     -E-1-